UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

99.1	Press Release—Ms. Carol Li Joins JD.com’s Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By:	/s/ Sandy Ran Xu
Name:	Sandy Ran Xu
Title:	Chief Financial Officer

Date: September 23, 2022